SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 02 December 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Directorate Change

Exhibit No: 99.1

KIRK KINSELL TO STEP DOWN AS PRESIDENT OF IHG'S AMERICAS BUSINESS

Tuesday 2nd December 2014 - InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] today announces that Kirk Kinsell will step down from the Board and his role as President of IHG's Americas business on 13th February 2015. He will be succeeded by Elie Maalouf, Senior Advisor at McKinsey & Company and formerly President and Chief Executive Officer of HMSHost Corporation. Mr Maalouf will become a member of IHG's Executive Committee.

Patrick Cescau, Chairman of IHG commented: "On behalf of the Board, I want to thank Kirk for his long-standing contribution to IHG, most recently as a Board member and President of the Americas Region. His experience and his leadership have been important to IHG's strong track record and we wish him all the best for the future."

Richard Solomons, Chief Executive Officer of IHG commented: "Kirk has made an enormous contribution to the success of IHG over his 19 years with the business and as head of two of our biggest regions. Amongst many other achievements, he developed and launched three successful new brands - Holiday Inn Express, Hotel Indigo and EVEN Hotels, built great relationships with our owners and created a strong leadership team in the Americas. I personally have hugely valued his support and friendship over the years.

"I would like to take this opportunity to welcome Elie Maalouf to IHG. He has a successful track record of building and developing a global business, working in a franchised environment and of delivering strong financial performance. He will be an excellent addition to IHG's Executive Committee and I look forward to working with him."

Kirk Kinsell, President, Americas commented: "It has been a great privilege to have spent 19 years of my career at IHG. I have seen IHG grow and develop into the formidable company it is today and I am proud of the role I have played, together with my talented colleagues across the world. IHG has an exciting future both in the Americas and globally. I leave confident in the knowledge there is real strength in the Americas' leadership team and look forward to seeing the business go from strength to strength. I wish Elie all the very best for the future."

Elie Maalouf commented: "I am excited to be joining IHG as Chief Executive Officer of its Americas region. I have enormous respect for IHG and its strong portfolio of brands and have always admired the business. I am passionate about the hospitality sector and I look forward to being able to shape the continued growth of IHG, building on Kirk's legacy."

ENDS

For further information please contact:
Investor Relations (David Kellett) +44 (0)1895 512216
Media Relations (Yasmin Diamond, Zoe Bird) +44 (0) 1895 512008

Notes to Editors

Kirk Kinsell - Biography

Kirk has spent 19 years in total with IHG and Holiday Inn Worldwide in a number of roles, including Vice President of Development, Canada & Mexico (1988 to 1990); Vice President of North America (1990 to 1992) and Senior Vice President of Development and Franchise Services (1992 to 1995). It was during this time that Kirk led the launch of Holiday Inn Express. He subsequently left the business for a period of time before re-joining in 2002 in the same role, which he held for a further two years. It was during this period that Kirk co-led the launch of Hotel Indigo for the Group. In 2004 he became Chief Development Officer for the Americas before being appointed President, Europe, Middle East & Africa (AMEA) in 2007. Kirk was appointed to IHG's Board on 1st August 2010 and took up his current position as President of the Americas in June 2011.

Elie Maalouf- Biography

Elie Maalouf was President and Chief Executive Officer of HMSHost Corporation from November 2005 to December 2011 and was a member of the Board of Directors. HMSHost Corporation is a global travel and leisure developer and operator of food and retail in airports, motorways and other travel destinations with 2,300 stores in 14 countries. It operates via a predominantly franchised based model. He was formerly Executive Vice President of Food and Beverage Operations and Senior Vice President of Business Development and International. Before joining HMSHost Corporation, Mr Maalouf spent eight years at Weyerhaeuser Real Estate Company, one of the largest home building and master planned community development companies in the U.S. He held a series of roles over the eight year period, latterly as Director of Planning where he was responsible for the company's strategic and financial planning. He also worked in real estate development as well as the investment and management of large upscale residential and mixed-use communities. He is currently a Senior Advisor with McKinsey & Company in New York.

About IHG

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE® Hotels and Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 82 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns over 4,700 hotels and 697,000 guest rooms in nearly 100 countries, with almost 1,200 hotels in its development pipeline.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	02 December 2014